March 13, 2006

Craig D. Wilson

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Response to Questions on Document Sciences Corporation’s Form 10-K for Fiscal Year Ended December 31, 2004 and Forms 10-Q for Fiscal Quarters Ended March 31, 2005, June 30, 2005 and September 30, 2005 (File No. 000-20981)

Dear Mr. Wilson:

This represents our response to the letter dated February 6, 2006 from Craig D. Wilson, Senior Assistant Chief Accountant of the Securities and Exchange Commission, to John McGannon, President & CEO of Document Sciences, related to the SEC’s review of our 2004 Form 10-K and our Forms 10-Q for the fiscal quarters ended March 31, 2005, June 30, 2005 and September 30, 2005.

Form 10-K for the year ended December 31, 2004

Revenue Recognition, page F-9

1.	We note your response to prior comment 1 from your letter dated February 1, 2006. You indicate that you have further reviewed your previous response to comment 3 in our letter of December 1, 2005. You state that you now believe that for annual licenses, because you have two undelivered elements, professional services and post contract customer support (“PCS”), that your arrangement fees will be recognized ratably over the longer of the professional services or PCS performance period.

2.	Please explain how this method of ratable recognition complies with the paragraph 12 of SOP 97-2 exception that allows for ratable recognition of the arrangement fee at the point when the only remaining undeliverable is either PCS or services.

Response: As we have previously discussed in our response letter dated December 22, 2005 and February 1, 2005, due to our arrangements being in substance time-based licenses, which have a coterminous one-year license and PCS period, the Company does not have VSOE of fair value for the PCS; however, the Company does have VSOE of fair value with respect to its professional services, as these are frequently also sold separately on a time and materials basis and the Company can make reasonably dependable estimates of the time required to complete such services when sold in connection with software license arrangements.

The Company proposes to account for the bundled arrangements by recognizing the entire arrangement fee ratably over the longer of the period over which the professional services are expected to be rendered, or the PCS period, beginning with delivery of the software. In the vast majority of cases we expect that this will result in the arrangement fee being recognized ratably over the twelve month PCS period. In the limited situations where the Company determines that professional services period is the longer period, upon the end of the PCS term, the Company would recognize license and PCS revenues at that stage (on the residual basis1), recognizing the remaining deferred revenue for the unfinished services over the remaining period of such services.

Paragraph 65 of SOP 97-2 states that in order to account separately for the service element of an arrangement that includes both software and services, sufficient VSOE of fair value must exist to permit allocation of revenue to the various elements of the arrangement. In addition the services must not be essential to the functionality of any other element of the transaction and must be described in the contract such that the total price of the arrangement would be expected to vary as the result of the inclusion or exclusion of the services.

Paragraph 64 of SOP 97-2 states that if these criteria are not met, “contract accounting must be applied to both the software and service elements included in the arrangement,” pursuant to paragraphs 74 – 91 of the standard, which effectively conclude that the arrangement should be accounted for using the provisions of Accounting Research Bulletin No. 45, Long-Term Construction-Type Contracts, and Statement of Position No. 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts (SOP 81-1).

It appears from these paragraphs that the Company’s arrangements have been scoped into the contract accounting literature as a result of failing the “separability” threshold required under paragraph 65 (because there is no VSOE for the bundled time-based software license and PCS). However, the Company believes that its arrangements should not be accounted for using contract accounting. It believes that paragraphs 74 – 91 of SOP 97-2 clearly contemplate a “customized solution sale” situation which is very different from the Company’s arrangements being contemplated herein. This belief is supported by paragraph 67 of SOP 97-2, which states that “(i)if vendor-specific objective evidence of the fair value does not exist to allocate a portion of the fee to the service element, and the only undelivered element is services that do not involve significant production, modification, or customization of the software (for example, training or installation), the entire arrangement fee should be recognized as the services are performed.”

The Company does not believe that contract accounting is appropriate based on the nature of the Company’s remaining undelivered elements once software has been delivered- that is, PCS and non-complex professional services that neither involve significant production, modification, or customization of the software, nor are essential to the functionality of the software products delivered.

[1]	The Company believes that the appropriate accounting treatment is described in SOP 98-9. SOP 98-9 adds the following to 12 of SOP 97-2:

There may be instances in which there is vendor-specific objective evidence of the fair values of all undelivered elements in an arrangement but vendor-specific objective evidence of fair value does not exist for one or more of the delivered elements in the arrangement. In such instances, the fee should be recognized using the residual method, provided that (a) all other applicable revenue recognition criteria in this SOP are met and (b) the fair value of all of the undelivered elements is less than the arrangement fee. Under the residual method, the arrangement fee is recognized as follows: (a) the total fair value of the undelivered elements, as indicated by vendor-specific objective evidence, is deferred and (b) the difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements.

Accordingly, the Company believes that the services bundled with a time-based license and PCS should be accounted for as a service arrangement. However, since VSOE does not exist for PCS when sold co-terminus with a time-based software license, paragraph 65 of SOP 97-2 is not applicable to the Company’s arrangements.

The Company acknowledges that a literal read of paragraph 12 would indicate that no revenue should be recognized for these arrangements until there is only one undelivered element. However, the Company believes that its proposed accounting is appropriate for the following reasons:

•	In this situation, the remaining undelivered elements of PCS and non-essential professional services are all services in the broader usage of that term. The Company believes that if the guidance of the first two bullets of Paragraph 12 was interpreted as “combined”, it would equate to its proposed accounting.

•	The Company also believes that its proposed accounting is consistent with interpreting the first bullet of paragraph 12 as follows (change from authoritative text inserted in bold): If the only undelivered element for which VSOE does not exist is PCS the entire fee should be recognized ratably.

The Company believes both of these to be reasonable interpretations of the guidance contained in paragraph 12 of SOP 97-2. PCS is an undelivered element in virtually every initial license of an enterprise-wide software arrangement. In practice, therefore, a scenario in which professional services was the only undelivered element at the time of license delivery is almost non-existent. The Company also believes that recognizing the revenue over the longest period that services will be provided to the customer is consistent with the provisions of paragraphs 58 and 67 of SOP 97-2.

Paragraph 58 addresses the accounting for arrangements when sufficient VSOE of fair value does not exist to allocate consideration to the elements included in the arrangement and the only undelivered element is PCS, concluding that the entire arrangement fee should be recognized ratably over the period that PCS services will be provided to the customer.

Similarly, paragraph 67 addresses the accounting for arrangements when sufficient VSOE of fair value does not exist to allocate consideration to the elements included in the arrangement and the only undelivered element is the service element, concluding that the entire arrangement fee should be recognized as the services are performed. If no pattern of performance is discernible, the entire arrangement fee should be recognized on a straight-line basis over the period during which the services are performed.

The Company believes that the guidance in these paragraphs clearly indicates that if VSOE of fair value does not exist such that the multiple elements included in an arrangement cannot be separately accounted for, and the remaining undelivered items are services, that the revenue should be recognized over the period that the services will be delivered.

The Company further believes that the expectation inherent in SOP 97-2 is that when multiple elements are included in a software arrangement, a customer receives a discount from the total price that would be paid if each of the elements were purchased separately. The methods provided by SOP 97-2 for the allocation of arrangement consideration are meant to ensure that if revenue is recognized for a delivered element, the discount inherent in the arrangement is either allocated in its entirety to the delivered item (if VSOE of fair value of only the undelivered item(s) included in the arrangement exists) or pro-rata among all of the elements (if VSOE of all of the elements included in the arrangement exist). In either case, these methods prevent revenue from being “front-loaded”. Accordingly, the Company believes that the intent in paragraph 12 of SOP 97-2 with respect to the accounting for arrangements for which sufficient VSOE does not exist for either the allocation of consideration to all of the various elements of the arrangement, or exists only for undelivered elements, is to prevent the inappropriate “front-loading” of revenue by generally not allowing revenue recognition until either VSOE of fair value is developed by the vendor, or all of the elements included in the arrangement have been delivered. The exceptions to this general rule for when either services or PCS are the only remaining undelivered items recognize that, in such cases, revenue cannot be front-loaded if the revenue (and thus any discount included in the arrangement) is recognized over the service period. Accordingly, the Company believes that its proposed accounting is consistent with SOP 97-2’s intent.

As discussed above, both undelivered elements included in the Company’s arrangements are services. The Company’s proposed accounting would result in revenue being recognized as the efforts, and related costs, to perform the services are expended. Accordingly, the Company believes that its proposed accounting is more representative of the arrangements with its customers than the literal interpretation of paragraph 12 of SOP 97-2.

We acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate a response as soon as possible if you have any remaining questions. Thank you in advance for your attention. Please feel free to call me at (760) 602–1411 or Todd Schmidt, our CFO at (760) 602–1597.

Sincerely,

/s/ Jack McGannon
Jack McGannon
President & CEO
Document Sciences Corporation